FORM OF LETTER TO NOMINEES

ACORN ENERGY, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights Distributed

to Stockholders of Acorn Energy, Inc.

June [__], 2019

To Brokers, Dealers, Banks and Other Nominees:

This letter is being distributed by Acorn Energy, Inc. (the “Company”) to brokers, dealers, banks and other nominees in connection with the rights offering (the “Rights Offering”) by the Company to subscribe for and purchase shares of common stock, par value $0.01 per share (“Common Stock”), pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record (“Recordholders”) of shares of Common Stock of the Company at 5:00 p.m., New York City time, on June 3, 2019 (the “Record Date”). The Rights and underlying shares of Common Stock are described in the Prospectus dated June [__], 2019 (the “Prospectus “), a copy of which accompanies this letter.

The Company is offering an aggregate of up to 9,975,553 shares of Common Stock in the Rights Offering, as described in the Prospectus, at a subscription price of $0.24 per share (the “Subscription Price”).

The Rights will expire and cease to have any value if not exercised prior to 5:00 p.m., New York City time, on June 24, 2019 (the “Expiration Date”), unless the Rights Offering is extended.

As described in the accompanying Prospectus, each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Right for each share of Common Stock owned by such beneficial owner at 5:00 p.m., New York City time, on the Record Date. The Rights of each Recordholder will be evidenced by a non-transferable subscription rights certificate (each, a “Rights Certificate”) registered in the name of the Recordholder or its nominee. Each Right will allow the holder thereof to subscribe for 0.312 shares of Common Stock at the Subscription Price. For example, if a Recordholder owned 1,000 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, the Recordholder would receive 1,000 Rights and would have the right to purchase 312 shares of Common Stock at the Subscription Price (for a total payment of $74.88).

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Right and the Oversubscription Privilege will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers no more than 9,975,553 shares of Common Stock in the Rights Offering.

We are asking persons who hold shares of Common Stock beneficially and who have received the Rights distributed with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of shares of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions as to Use of Acorn Energy, Inc. Rights Certificates;

4.	A form of letter which may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or the name of your nominee;

5.	Form of Beneficial Owner Election Form; and

6.	Form of Nominee Holder Certification.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Rights to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any uncertified checks, prior to 5:00 p.m., New York City time, on the Expiration Date.

All exercises of Rights are irrevocable.

Additional copies of the enclosed materials may be obtained from the D.F. King & Co., Inc., the Information Agent in connection with the Rights Offering. You may contact them directly with any questions or comments toll-free at 866-388-7535.

Very truly yours,

Acorn Energy, Inc.